EXHIBIT 99.2

IRREVOCABLE PROXY AND VOTING AGREEMENT

This Irrevocable Proxy and Voting Agreement (this “Agreement”), dated October 22, 2015 (the “Effective Date”), is made by and between Glen Capital Partners, LLC, a Delaware limited partnership (“Glen Capital”), and Leon G. Cooperman, an individual (“Cooperman”).

WHEREAS, from and after the Effective Date, Glen Capital and Cooperman desire to work together to provide more effective support to Lionbridge Technologies, Inc., a Delaware corporation (the “Company”), to seek to create shareholder value; and

WHEREAS, Cooperman desires for Glen Capital to lead the implementation of such support and, in order to facilitate such action, desires to grant Glen Capital an irrevocable proxy to vote all Company Shares (as defined in Section 3 below) currently beneficially owned by, as well as all Company Shares in the future beneficially owned by, Cooperman on the terms and conditions set forth in this Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.                                 Grant of Proxy. Cooperman hereby irrevocably (to the fullest extent permitted by law, but only for the duration of the “Term” as defined in Section 4 below) appoints Mr. Gregory L. Summe, the Managing Partner of Glen Capital (“Summe”), as Cooperman’s sole and exclusive attorney-in-fact and proxy, with full power of substitution and resubstitution, to vote and exercise during the Term (but only during the Term), in a manner Summe deems in his sole discretion appropriate, all voting, consent and similar rights (to the full extent that Cooperman himself would be entitled to so vote and exercise them, and including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of holders of any security issued by the Company and in every written consent in lieu of such a meeting, with respect to any and all “Cooperman Shares” (as defined in Section 3.4 below) on the terms and conditions set forth in this Agreement. Upon the execution of this Agreement, any and all prior proxies given by Cooperman with respect to the Cooperman Shares are hereby revoked and, subject to the terms and conditions set forth in this Agreement, Cooperman agrees not to grant during the Term any subsequent proxies with respect to the Cooperman Shares if and to the extent inconsistent with this Section 1.

2.                                 Binding. The proxy granted pursuant to this Agreement is irrevocable to the fullest extent permitted by law and is coupled with an interest. The obligations of each party hereto shall be binding upon him or it and on any successors, heirs and assigns.

3.                                 Certain Defined Terms.

3.1                               “Applicable Law” means, with respect to any party, any international, national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule or regulation enacted, adopted, promulgated or applied by any governmental authority whatsoever that is binding upon such party or such party’s assets.

3.2                               “Company Shares” means all shares of the Company’s capital stock (including, without limitation, shares of the Company’s common stock, par value $0.01 per share) and other securities issued by the Company.

3.3                               “Contract” means any contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind.

3.4                               “Cooperman Shares” means all Company Shares that Cooperman beneficially owns on the Effective Date or that Cooperman may beneficially own after the Effective Date. In the event that on or after the Effective Date (but prior to the expiration of the Term) any Company Shares are issued on, or in exchange for, any of the Cooperman Shares by reason of any stock dividend, stock split, share consolidation, reclassification or other consolidation or event involving the Company, such Company Shares shall be deemed to be Cooperman Shares for all purposes of this Agreement. Notwithstanding the foregoing or anything else in this Agreement to the contrary, (i) the Cooperman Shares do not include any Company Shares acquired by Cooperman after the expiration of the Term and (ii) any Company Shares subsequently transferred, sold or disposed of by Cooperman as permitted in and accordance with Section 8 below shall, from and after such transfer, sale or disposal, cease to be Cooperman Shares.

3.5                               “Glen Capital Group” means collectively Glen Capital, Summe, Glen Capital General Partner LLC and Glen Capital Partners Focus Fund, L.P.

3.6                               “Order” means, with respect to any party, any order, injunction, judgment, decree or ruling enacted, adopted, promulgated or applied by any governmental authority whatsoever, or by any arbitrator, that is binding upon such party or his or its property.

4.                                 Term. Except as set forth in Section 10 below, the term (the “Term”) of this Agreement shall commence on the Effective Date and terminate on the first date as of which no member of the Glen Capital Group (or their respective nominees, if any) owns of record (i) any Company Shares or (ii) any other shares or securities of the Company issued or issuable in respect thereof on or after the Effective Date.

5.                                 Glen Capital’s Representations, Warranties and Covenants. Glen Capital hereby represents, warrants, undertakes, covenants and agrees to and with Cooperman that:

5.1                               The Glen Capital Group (through one or more of its members) is the beneficial owner and record holder of, and has the sole voting power over, that number of Company Shares (excluding for this purpose the Cooperman Shares) set forth opposite Glen Capital’s name on the signature page hereto (the “Glen Capital Shares”). All of the Glen Capital Shares are free of any encumbrance or other restriction that would impair Glen Capital’s ability to fully comply with this Agreement in accordance with its terms. No person not a signatory to this Agreement has a beneficial ownership interest in, or a right to acquire or vote, any of the Glen Capital Shares (other than members of the Glen Capital Group). The number of Glen Capital Shares set forth opposite Glen Capital’s name on the signature page hereto constitutes Glen Capital’s entire beneficial ownership interest in the outstanding Company

Shares (excluding for this purpose the Cooperman Shares) as of the Effective Date, and Glen Capital is not the beneficial owner or record holder of, and does not exercise voting power over, any other outstanding Company Shares (excluding for this purpose the Cooperman Shares) as of the Effective Date.

5.2                               Glen Capital has all requisite power, authority, capacity and legal right to enter into and deliver, and to fully perform its obligations under, this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Glen Capital and, assuming the due authorization, execution and delivery of this Agreement by Cooperman, constitutes a valid and legally binding obligation of Glen Capital, enforceable against Glen Capital in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and to general principles of equity.

5.3                               The execution and delivery by Glen Capital of, and the performance by Glen Capital of its obligations under, this Agreement do not (and during the Term, will not): (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any Contract to which any member of the Glen Capital Group is a party or by which any assets of any member of the Glen Capital Group is bound; or (ii) violate any Order or Applicable Law applicable to any member of the Glen Capital Group or any assets of any member of the Glen Capital Group, except for such conflicts, breaches, violations or defaults as would not, individually or in the aggregate, materially and adversely affect Glen Capital’s ability to fully perform its obligations set forth in this Agreement.

5.4                               As of the Effective Date, no member of the Glen Capital Group is in possession of any material, nonpublic information (“MNPI”) relating to the Company, and Glen Capital shall not communicate to Cooperman any MNPI of which any member of the Glen Capital Group may at any time come into possession.

5.5                               Except with Cooperman’s prior written consent, Glen Capital shall not make any statements or representations in Cooperman’s name in any regulatory filings, or in any communications with the Company or other constituencies, that it might make with respect to the transactions contemplated hereby, other than (i) to state that Glen Capital has the exclusive right to vote the Cooperman Shares on all matters submitted to the Company’s shareholders for vote or consent and (ii) language identifying Cooperman as a member, collectively with the members of the Glen Capital Group, of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in any Schedule 13D filings made by the Glen Capital Group with respect to the Company.

6.                                      Cooperman’s Representations, Warranties and Covenants. Cooperman hereby represents, warrants, undertakes, covenants and agrees to and with Glen Capital that:

6.1                               Cooperman is the beneficial owner and record holder of, and has the sole voting power over, that number of Company Shares set forth opposite Cooperman’s name on the signature page hereto. All of the Cooperman Shares are free of any encumbrance or other restriction that would impair Cooperman’s ability to grant the proxy pursuant to Section 1 above or otherwise fully comply with this Agreement in accordance with its terms. No person not a signatory to this Agreement has a beneficial ownership interest in, or a right to acquire or vote, any of the Cooperman Shares (other than, if Cooperman is a married individual and resides in a state with community property laws, the community property interest of his spouse to the extent applicable under such laws). The number of Cooperman Shares set forth opposite Cooperman’s name on the signature page hereto constitutes Cooperman’s entire beneficial ownership interest in the outstanding Company Shares as of the Effective Date, and Cooperman is not the beneficial owner or record holder of, and does not exercise voting power over, any other outstanding Company Shares as of the Effective Date.

6.2                               Cooperman has all requisite power, authority, capacity and legal right to enter into and deliver, and to fully perform his obligations under, this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Cooperman and, assuming the due authorization, execution and delivery of this Agreement by Glen Capital, constitutes a valid and legally binding obligation of Cooperman, enforceable against Cooperman in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and to general principles of equity.

6.3                               The execution and delivery by Cooperman of, and the performance by Cooperman of his obligations under, this Agreement do not (and during the Term, will not): (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any Contract to which Cooperman is a party or by which any of Cooperman’s assets is bound; or (ii) violate any Order or Applicable Law applicable to Cooperman or any of Cooperman’s assets, except for such conflicts, breaches, violations or defaults as would not, individually or in the aggregate, materially and adversely affect Cooperman’s ability to fully perform his obligations set forth in this Agreement.

6.4                               As of the Effective Date, Cooperman is not in possession of any MNPI relating to the Company, and Cooperman shall not communicate to any member of the Glen Capital Group any MNPI of which Cooperman may at any time come into possession.

7.                                 Purchase of Company Shares. Cooperman may purchase Company Shares in such amounts and at such times as he may from time to time determine in his sole discretion, and Cooperman shall execute all such transactions, if any, on his own behalf and hold all Cooperman Shares in his own account. Cooperman shall notify Glen Capital within one (1) business day after he acquires any beneficial ownership interest in any Company Shares or otherwise takes a position related to the Company.

8.                                 Transfers of Company Shares. To implement the provisions of this Section 8, Cooperman and the Glen Capital Group agree to cooperate with each other to coordinate the orderly disposition of the Company Shares pursuant to this Section 8.

8.1                               Restriction on Cooperman Shares during the Restricted Period. During the period commencing on the Effective Date and expiring on the first anniversary thereof (the “Restricted Period”), Cooperman shall not, directly or indirectly, transfer (except as may be specifically required by court order or by operation of law), grant an option with respect to, sell, exchange, pledge or otherwise dispose of, or encumber (collectively, “transfer”) any Cooperman

Shares, or enter into a Contract to do so, except as set forth in Section 8.2 below; provided, however, that, notwithstanding the foregoing or anything else in this Agreement to the contrary, Cooperman may, at any time or from time to time during the Restricted Period, grant one or more security interests in any or all of the Cooperman Shares to one or more unaffiliated third parties, provided that the proxy granted pursuant to Section 1 above is not impaired thereby in any manner.

8.2                               Exception to Restriction on Cooperman Shares during the Restricted Period. Notwithstanding Section 8.1 above or anything else to the contrary herein contained, Cooperman may, on the terms set forth in this Section 8.2, transfer Cooperman Shares during the Restricted Period if Glen Capital determines, in its sole discretion, to transfer any Company Shares owned of record by any member(s) of the Glen Capital Group (including such members’ respective nominees, if any) during the Restricted Period. To implement the foregoing, Glen Capital shall provide written notice to Cooperman at least three (3) business days prior to the contemplated transfer by any member of the Glen Capital Group of any Company Shares during the Restricted Period, which notice shall include the date of such contemplated transfer, the percentage of its then total Company Share position (cumulating for such purpose all Company Shares then owned of record by members of the Glen Capital Group and by their respective nominees, if any, respectively) proposed to be then transferred by the Glen Capital Group (the “Glen Capital Transfer Percentage”), and the number of Company Shares implied by that percentage; and Cooperman, if he wishes to participate in such contemplated transfer, shall provide written counter-notice to Glen Capital by not later than the end of the business day immediately preceding the date of such contemplated transfer of his decision to participate in such contemplated transfer and the percentage of his then total Cooperman Share position (cumulating for such purpose all Cooperman Shares then owned of record by him and by his nominees, if any, respectively) he wishes to have included (up to but not exceeding the Glen Capital Transfer Percentage, as Cooperman shall in his sole and absolute discretion elect); provided, however, that Cooperman may only transfer Cooperman Shares pursuant to this Section 8.2 if, and as to which, he shall have duly and timely provided such written counter-notice to Glen Capital, and then only up to but not exceeding the Glen Capital Transfer Percentage of his then total Cooperman Share position. Each party shall be responsible for effecting the transfer of its own Company Shares or Cooperman Shares, as the case may be, pursuant to this Section 8.2, and shall notify the other party promptly following the end of trading for each day on which any portion of such transfer is effected or sought to be effected of the status of such transfer, disclosing any fills, partial fills, or change in its transfer intentions. If Cooperman elects not to so participate (or continue to participate), or fails to duly and timely notify Glen Capital of his decision to so participate, then Glen Capital shall be free to transfer the number of Company Shares set forth in its written notice aforesaid without restriction under this Agreement.

8.3                               Restriction on Cooperman Shares after the Restricted Period. After the end of the Restricted Period, Cooperman may, in his sole and absolute discretion and without restriction as to timing or amount(s), transfer, in one or more transactions, any or all of the Cooperman Shares; provided, however, that if at the time of any such contemplated transfer any member of the Glen Capital Group (including such members’ respective nominees, if any) owns of record any Company Shares, Cooperman shall provide written notice to Glen Capital at least three (3) business days prior to effecting such transfer of his decision to do so, which notice shall include the date of such contemplated transfer, the percentage of his then total Cooperman Share position (cumulating for such purpose all Cooperman Shares then owned of record by him and by his nominees, if any, respectively) proposed to be then transferred by Cooperman (the “Cooperman Transfer Percentage”), and the number of Cooperman Shares implied by that percentage; and Glen Capital, if it wishes to participate in such contemplated transfer, shall provide written counter-notice to Cooperman by not later than the end of the business day immediately preceding the date of such contemplated transfer of its decision to participate in such contemplated transfer and the percentage of its then total Company Share position (cumulating for such purpose all Company Shares then owned of record by members of the Glen Capital Group and by their respective nominees, if any, respectively) it wishes to have included (up to but not exceeding the Cooperman Transfer Percentage, as Glen Capital shall in its sole and absolute discretion elect); provided, however, that Glen Capital may only transfer Company Shares pursuant to this Section 8.3 if, and as to which, it shall have duly and timely provided such written counter-notice to Cooperman, and then only up to but not exceeding the Cooperman Transfer Percentage of its then total Company Share position. Each party shall be responsible for effecting the transfer of its own Company Shares or Cooperman Shares, as the case may be, pursuant to this Section 8.3, and shall notify the other party promptly following the end of trading for each day on which any portion of such transfer is effected or sought to be effected of the status of such transfer, disclosing any fills, partial fills, or change in its transfer intentions. If Glen Capital elects not to so participate (or continue to participate), or fails to duly and timely notify Cooperman of its decision to so participate, then Cooperman shall be free to transfer the number of Cooperman Shares set forth in his written notice aforesaid without restriction under this Agreement.

8.4                               Restriction on Glen Capital Shares after the Restricted Period. After the end of the Restricted Period, Glen Capital shall provide written notice to Cooperman of any decision to transfer Company Shares owned of record by any member(s) of the Glen Capital Group (or such members’ respective nominees, if any) at least three (3) business days prior to effecting such transfer, which notice shall include the date of such contemplated transfer, the Glen Capital Transfer Percentage, and the number of Company Shares implied by that percentage; and Cooperman, if he wishes to participate in such contemplated transfer, shall provide written counter-notice to Glen Capital by not later than the end of the business day immediately preceding the date of such contemplated transfer of his decision to participate in such contemplated transfer and the percentage of his then total Cooperman Share position (cumulating for such purpose all Cooperman Shares then owned of record by him and by his nominees, if any, respectively) he wishes to have included (up to but not exceeding the Glen Capital Transfer Percentage, as Cooperman shall in his sole and absolute discretion elect); provided, however, that Cooperman may only transfer Cooperman Shares pursuant to this Section 8.4 if, and as to which, he shall have duly and timely provided such written counter-notice to Glen Capital, and then only up to but not exceeding the Glen Capital Transfer Percentage of his then total Cooperman Share position. Each party shall be responsible for effecting the transfer of its own Company Shares or Cooperman Shares, as the case may be, pursuant to this Section 8.4, and shall notify the other party promptly following the end of trading for each day on which any portion of such transfer is effected or sought to be effected of the status of such transfer, disclosing any fills, partial fills, or change in its transfer intentions. If Cooperman elects not to so participate (or continue to participate), or fails to duly and timely notify Glen Capital of his decision to so participate, then Glen Capital shall be free to transfer the number of Company Shares set forth in its written notice aforesaid without restriction under this Agreement.

9.                                 Expenses. Cooperman shall not be responsible for any out-of-pocket (including, without limitation, legal, filing, proxy and public relations) expenses incurred by any member(s) of the Glen Capital Group associated with their ownership of Company Shares or the matters contemplated by this Agreement, all of which shall be borne exclusively by such Glen Capital Group member(s). Similarly, no member of the Glen Capital Group shall be responsible for any out-of-pocket (including, without limitation, legal, filing, proxy and public relations) expenses incurred by Cooperman associated with his ownership of Company Shares or the matters contemplated by this Agreement, all of which shall be borne exclusively by Cooperman. For the avoidance of doubt (and without limiting the generality of the foregoing), brokerage fees incurred by Cooperman or by members of the Glen Capital Group shall be borne exclusively by the respective party incurring such fees.

10.                          Compensation to Glen Capital. In consideration of Glen Capital’s proxy-voting services and its taking the lead in seeking to provide support to the Company to create shareholder value, Cooperman shall pay Glen Capital a performance fee in an amount equal to ten percent (10%) of Cooperman’s net realized profits (if any) on periodic sales, transfers or other dispositions of Cooperman Shares by Cooperman, whether occurring during or after the expiration of the Term, promptly after each such sale, transfer or other disposition; provided, however, that any such performance fee shall be contingent on Cooperman’s earning a net internal rate of return of his investment in the Company Shares, from and after the Effective Date, of at least eight percent (8%) per annum. For the avoidance of doubt, this Section 10 shall continue in effect until the sale, transfer or other disposition of all Cooperman Shares by Cooperman.

11.                          No Advisory or Similar Services. Cooperman acknowledges and agrees that under this Agreement, no member of the Glen Capital Group shall be responsible for (i) advising Cooperman as to the value of the Company Shares or as to the advisability of investing in, purchasing or selling Company Shares, (ii) providing continuous and regular supervisory or management services to Cooperman, or (iii) arranging or effecting Cooperman’s purchase or sale of Company Shares.

12.                          Regulatory Filings; Compliance with Applicable Law. Each party shall be responsible for making its or his own regulatory filings in respect of its or his beneficial ownership (or change of beneficial ownership) interest in Company Shares and for its or his compliance with Applicable Law. Notwithstanding anything to the contrary contained in this Agreement, each party shall be permitted to make any disclosure or filing required by, and to otherwise comply with, Applicable Law (including, without limitation, pursuant to Section 13(d) of the Exchange Act).

13.                          Miscellaneous. This Agreement shall be governed by and interpreted in accordance with the substantive laws of the State of New York applicable to contracts made between residents of that state, entered into and to be wholly performed within that state, without reference to (i) the parties’ actual respective states of domicile or residence or (ii) any conflict of laws rules or other principles that might require or permit the application of the laws of any other jurisdiction. This Agreement constitutes the parties’ entire agreement, arrangement and understanding, whether oral or written, with respect to the subject matter hereof and supersedes all prior or contemporaneous agreements, arrangements and understandings, whether oral or written, with respect to such subject matter. This Agreement may not be amended, modified or altered, nor any provision varied or waived, except by an express writing executed by all of the parties. Each party hereto agrees to execute such further documents and writings, and to perform such other actions (including providing information to the other party), as may be or become reasonably necessary to effectuate and carry out the purposes and intent of this Agreement, including, without limitation, to permit any party to comply with its obligations under Section 13(d) of the Exchange Act. This Agreement may be executed in counterpart form, each of which will be deemed an original but all of which together shall constitute one and the same instrument. If any provision of this Agreement shall become, or be declared by a court of competent jurisdiction to be, illegal, unenforceable or void to any extent or in any instance, such provision shall, to the extent necessary, be severed from this Agreement and shall to that extent be replaced with a legal, valid and enforceable provision that will achieve, to the greatest extent possible, the same economic, business and other purposes of the severed provision; and the balance of this Agreement shall be enforceable in accordance with its terms.

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IN WITNESS WHEREOF, the parties have executed this Agreement, or have caused it to be executed by their respective officers or other representatives thereunto duly authorized, as of the date first above written.

GLEN CAPITAL PARTNERS, LLC (by Gregory L. Summe, its Managing Partner) GLEN CAPITAL GENERAL PARTNER LLC (by Gregory L. Summe, its Managing Partner)
GLEN CAPITAL PARTNERS FOCUS FUND, LP (by Glen Capital General Partner LLC, its General Partner, by Gregory L. Summe, its Managing Partner) GREGORY L. SUMME (individually):

By:	/s/ Gregory L. Summe	Number of Company Shares beneficially
	Gregory L. Summe	owned as of the Effective Date: 3,836,019

COOPERMAN:

/s/ Leon G. Cooperman		Number of Company Shares beneficially
	Leon G. Cooperman	owned as of the Effective Date: 712,855

[Signature Page to Irrevocable Proxy and Voting Agreement]